SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH February 26, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CLARIFICATION	February 25, 2008

Clarification about News

São Paulo, February 25, 2008 – In response to BOVESPA’s questioning TAM (Bovespa: TAMM4 and NYSE: TAM) about the news published in Gazeta Mercantil newspaper, issue as of February 22, 2008, mentioning among other information that the Company announces an estimated growth of 12% to 14% for 2008, TAM publicly clarifies that:

Along with the disclosure of its results referring to 3Q07 (third quarter of 2007), on November 9, 2007, TAM disclosed the outlooks for 2008, which among other are as follows:

- The estimated growth in demand (measured in RPK), for the domestic market, is between 8% and 12%;
- The estimated growth in TAM’s supply (measured in ASK), for the domestic market, is 14%.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir	MVL Comunicação
Press Agency Contact
Phone: (55) (11) 3594-0302 / 0304 / 0305

About TAM:
TAM Linhas Aéreas (www.tam.com.br) has been a leader in the Brazilian domestic market for more than four years, and closed last January with a 48.6% market share. The company operates regular flights to 45 destinations throughout Brazil. It serves 82 different cities in the domestic market through regional alliances. TAM’s market share among Brazilian airlines which operate internationally was 67% in January. International operations comprise direct flights to eleven destinations: New York and Miami (USA), Paris (France), London (England), Milan (Italy), Frankfurt (Germany), Madrid (Spain), Buenos Aires (Argentina), Santiago (Chile), Caracas (Venezuela) and Montevideo (Uruguay). With TAM Mercosur the company also serves Asuncion and Ciudad del Este (Paraguay), Cordoba (Argentina), Santa Cruz de la Sierra and Cochabamba (Bolivia), among other cities in South America. Additionally, it maintains code-share agreements that allow seat sharing with international airlines, allowing it to serve another 62 destinations in the USA, South America and Europe. TAM was the first Brazilian airline company to launch a Loyalty Program. Currently, the program has 4.5 million subscribers, and has already awarded more than 5.2 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.